MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|CONFERENCE CALL NOTICE|

FOR IMMEDIATE RELEASE

MIGENIX Fourth Quarter and Fiscal Year 2008 Financial Results Conference Call & Webcast Notification

Monday, July 21, 2008 – 11:00 a.m. ET; 8:00 a.m. PT

Vancouver, BC, CANADA and San Diego, CA, USA, July 18, 2008 - MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, will host a conference call and webcast on Monday, July 21, 2008 at 11:00 a.m. ET (8:00 a.m. PT) to discuss financial results for the fourth fiscal quarter and fiscal year ended April 30, 2008 and provide an update on company activities.  To participate in the conference call, please dial 416-644-3416 or 1- 800-733-7560.

The call will be available for replay until July 28, 2008 by calling 416-640-1917 or 1-877-289-8525 and entering the pass code 21278725 followed by the pound sign. The live and archived webcast can be accessed through the company’s website at www.migenix.com for the next 90 days.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's programs include drug candidates for: the prevention of catheter-related infections (Phase III), the treatment of dermatological diseases (end of Phase II), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of serious gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com